

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2017

Yoel Rosario Duran
Chief Executive Officer
Vivic Corp.
800 N Rainbow Blvd, Suite 208-29
Las Vegas, NV 89107

  Re: Vivic Corp.
    Registration Statement on Form S-1
    Filed July 5, 2017
    File No. 333-219148

Dear Mr. Duran:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Disclosures indicate that you are a development stage company with nominal operations since your incorporation on February 16, 2017, no revenues to date, dependence on proceeds from this offering to implement your plan of operations and a going concern opinion from your independent auditor. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. As such, please revise the registration statement to comply with Rule 419. Alternatively, provide us a detailed legal analysis explaining why you do not think that Rule 419 applies to this offering.

Our Company

2. Please disclose your current cash on hand and your monthly burn rate. Please continue to update your current cash on hand with any subsequent amendments.

Risk Factors, page 7

3. We note the disclosure under "Recent Sales of Unregistered Securities," at page II-1, that you relied on Regulation S to sell to your officers. If they continue to reside outside the United States, please include risk factor disclosure that it may be difficult to obtain service of process within the United States if they reside outside the United States.

We are solely dependent on funds, page 7

4. Please add to this risk factor, the risk that you disclose at page 16 under "Description of Business," that if you do not sell at least 6.67% of the shares being offered, you will not be able to maintain your reporting status with the SEC.

Government Regulation, page 18

5. Please briefly expand to include a discussion of any government regulation that will be applicable where you sell your tourism packages, as well as government regulations in the areas where you will provide your tours, such as the Dominican Republic.

Exhibits

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

6. In the next amendment, please clarify in the first sentence that the auditors' report has been included in the Registration Statement on Form S-1, rather than incorporated by reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Parker
Assistant Director
Office of Transportation and Leisure